[redacted]

09042400

n.a. 9/3

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53022

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/08 (MM/DD/YY) AND ENDING 06/30/09. (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Computershare Securities Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 N LaSalle St.
(No. and Street)

Chicago (City) IL (State) 60602 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gerard Mullins 312 735 7666
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouse Coopers LLP
(Name – *if individual, state last, first, middle name*)

125 High St (Address) Boston (City) MA (State) 02110 (Zip Code)

SEC Mail Processing Section
AUG 25 2009
Washington, DC
122

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 6/24

OATH OR AFFIRMATION

I, Gerard Mullins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Computershare Securities Corp, as of June 30, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

US Controller

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California }
County of Los Angeles } ss.

On August 17, 2009 (Date), before me, Shannon Spencer (Name and Title of Officer (e.g., "Jane Doe, Notary Public")),

personally appeared Berry Mullins (Name(s) of Signer(s)),

☐ personally known to me

☒ proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

SHANNON JOANN SPENCER
Commission # 1676705
Notary Public - California
Los Angeles County
My Comm. Expires Jun 20, 2010

Place Notary Seal Above

WITNESS my hand and official seal.

Shannon J Spencer
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: Annual Audited Report Form X-17A-5

Document Date: 6/30/09 Number of Pages: 2

Signer(s) Other Than Named Above: ______

Capacity(ies) Claimed by Signer(s)

Signer's Name: ______
- ☐ Individual
- ☐ Corporate Officer — Title(s): ______
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: ______

Signer Is Representing: ______

RIGHT THUMBPRINT OF SIGNER
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Signer's Name: ______
- ☐ Individual
- ☐ Corporate Officer — Title(s): ______
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: ______

Signer Is Representing: ______

RIGHT THUMBPRINT OF SIGNER
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PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
125 High Street
Boston, MA 02110
Telephone (617) 530 5000
Facsimile (617) 530 5001

Report of Independent Auditors

To the Board of Directors and Stockholder of
Computershare Securities Corporation:

In our opinion, the accompanying statement of financial condition and the related statements of income, of changes in stockholder's equity, and of cash flows present fairly, in all material respects, the financial position of Computershare Securities Corporation (the "Company") at June 30, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

August 19, 2009

Computershare Securities Corporation
Statement of Financial Condition
June 30, 2009

Assets	
Cash and cash equivalents	$ 640,572
Prepaid and other assets	10,035
Total Assets	$ 650,607
Liabilities and Stockholder's equity	
Payable to affiliates	88,416
Other liabilities	137,062
Total liabilities	$ 225,478
Stockholder's equity	
Common stock, $0.01 par value; 1,500 shares authorized, 524.143 shares issued or outstanding	5
Paid-in capital	373,993
Retained earnings	51,131
Total stockholder's equity	$ 425,129
Total liabilities and stockholder's equity	$ 650,607

The accompanying notes are an integral part of these financial statements.

Computershare Securities Corporation
Statement of Income
Year Ended June 30, 2009

Revenue	
Commissions	$1,719,783
Interest income	19,480
Total revenue	$1,739,263
Expenses	
Brokerage fee from clearing broker	1,719,783
Reimbursement from affiliate	(1,719,783)
Management fees for services provided by affiliates	1,719,783
Other expenses	85,210
Total expenses	1,804,993
Loss before income taxes	(65,730)
Current income tax benefit	(29,184)
Net profit / (loss)	$ (36,546)

The accompanying notes are an integral part of these financial statements.

Computershare Securities Corporation
Statement of Changes in Stockholder's Equity
Year Ended June 30, 2009

	Common Stock Shares	Common Stock Amount	Paid-In Capital	Retained Earnings	Total
Balance July 1, 2008	1368	$ 13	$1,073,985	$ 87,677	$1,161,675
Common Share buy-back	844	(8)	(699,992)		(700,000)
Net Loss	0	0	0	(36,546)	(36,546)
Balance, June 30, 2009	524	$ 5	$ 373,993	$ 51,131	$425,129

The accompanying notes are an integral part of these financial statements.

Computershare Securities Corporation
Statement of Cash Flows
Year Ended June 30, 2009

Cash flows from operating activities	
Net profit / (loss)	($36,546)
Adjustments to reconcile net loss to net cash provided by operating activities	
Change in assets and liabilities	
Net change in receivable/ payable from affiliate	806,224
Decrease in short term securities	495,857
Decrease in prepaid and other assets	21
Decrease in other liabilities	(29,787)
Net cash provided by operating activities	1,235,769
Cash flows from Financing activities	
Common Share buy-back	(700,000)
Net cash used by financing activities	(700,000)
Net Increase in cash	535,769
Beginning of period	104,803
End of period	640,572

The accompanying notes are an integral part of these financial statements.

1. General

On November 17, 2000, Computershare Securities Corporation (the "Company") was incorporated under the laws of the State of Delaware. The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of ("FINRA") the Financial Industry Regulatory Authority. The Company is a wholly-owned subsidiary of Computershare Investor Services, LLC (the "Parent"). The Parent is a wholly-owned subsidiary of Computershare US Services Inc., who is an indirect wholly owned subsidiary of Computershare Limited, an Australian company.

The Company serves as a broker-dealer for transactions initiated by its affiliates. These transactions include purchase and sale transactions for employee stock purchase plans ("ESPPs") and stock option plans as well as the purchase and sale of securities by affiliates to assist in their transfer agency dividend reinvestment and similar plans. Since last year, Computershare Plan Managers PTY, a registered dealer in Australia, also is a customer who administers ESPPs.

2. Significant Accounting Policies

Cash
The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
Commission revenue is recognized on a trade-date basis as transactions occur. Interest income is recognized when earned.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments
The fair value of all financial assets and liabilities (consisting primarily of receivables from and payables to customers) are considered to approximate the reported value due to their short-term nature.

Income Taxes
The Company accounts for income taxes under the liability method as required by Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. Under this method, deferred tax assets and liabilities, if any, are determined based on differences between the financial reporting and tax basis of assets and liabilities.

On July 13, 2006, The Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109" ("FIN48"). FIN 48 clarifies the accounting and reporting for income taxes where interpretation of the tax law may be uncertain. FIN 48 prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of income tax uncertainties with respect to positions taken or expected to be taken in income tax returns. The Company adopted FIN 48 on July 1, 2007. The adoption has not had a significant effect on the Company's financial condition and results of operations.

3. Related Parties

Computershare, Inc. is responsible for and pays any and all overhead liabilities of the Company without anticipated reimbursement from the Company. As the registered broker-dealer servicing transactions related to the Company's affiliates' purchases and sales of securities for employee stock purchase plans and other plans, the Company entered into a clearing agreement with its clearing broker. The expenses attributable to those charges are fully recoverable from Computershare, Inc. an affiliate of the Company, and are recorded as a liability on the Company's balance sheet until paid by Computershare, Inc. For the year ending June 30, 2009 $1,719,783 was reimbursed by the affiliate.

Computershare, Inc. bills the Company for management services but at no time may any charge for such services cause the Company's net capital to fall below 120% of its required amount. For the year ended June 30, 2009, management fees recognized for services provided by the affiliates were $1,719,783.

Introducing fee revenue of $1,719,783 was recognized from the affiliated companies during the year ended June 30, 2009.

All intercompany transactions with the Parent and affiliated companies are charges or credited through intercompany accounts and may not be the same as those which would otherwise exist or result from agreements and transactions among unaffiliated third parties.

On December 3, 2008, the Board approved a resolution to redeem eight hundred forty-four and seven tenths (844.7) shares of its common stock from the Parent for $700,000.

4. Income Taxes

The Company is part of a group that files a consolidated U.S. Federal and combined state and city income tax returns. The Company calculates taxes as if it filed on a separate company return basis. Amounts due to the Parent with respect to current income taxes are settled currently.

The income tax benefit for the year ended June 30, 2009 consists of the following:

Current	
Federal	($19,678)
State and Local	(9,506)
Income Tax Benefit	($29,184)

The effective tax rate differs from the Federal statutory rate of 35% primarily due to the effect of state and local taxes.

5. Regulatory Requirements

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In accordance with the Rule, the broker-dealer is required to maintain minimum net capital, as defined, of $5,000 or 6 2/3% of aggregate indebtedness, whichever is greater. At June 30, 2009, the Company had a required minimum net capital of $15,031 and aggregate indebtedness of $225,477. The ratio of aggregate indebtedness to net capital was 0.54 to 1.

The Company has complied with the exemptive provisions of Rule 15c3-3 under subparagraph (k)(2)(ii) – the Company does not receive or carry securities accounts for its customers or perform custodial functions relating to customer securities.

All customer transactions are cleared on a fully disclosed basis through a clearing broker which files financial statements with the SEC pursuant to Rule 17a-5.

6. Contingencies

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote and immaterial.

7. Liabilities Subordinated to Claims of General Creditors

The Company has no borrowings under subordination agreements at June 30, 2009.

8. Subsequent Events

Subsequent events have been evaluated through August 19, 2009, the date of the Report of the Independent Auditors. No significant events were identified by management.

SUPPLEMENTARY INFORMATION

Computershare Securities Corporation
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
June 30, 2009 — Schedule I

Net capital	
Total stockholder's equity	$ 425,129
Deductions	
Non-allowable assets:	
Deferred tax asset	0
Prepaid and other assets	10,035
Haircuts on securities, 2% money market reserve	0
Net Capital	$ 415,094
Aggregate indebtedness	
Other liabilities	$ 225,478
Total aggregate indebtedness	$ 225,478
Computation of basic net capital requirement	
Minimum required net capital (the greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 15,031
Excess net capital over minimum required	$ 400,063
Ratio of aggregate indebtedness to net capital	0.54 to 1

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There were no material differences between the above computation of net capital and the computation included in the Company's unaudited June 30, 2009 Form X-17a-5.

Exemption Under Section (k)(2)(ii) has been Claimed

The Company has complied with the exemptive provisions of the Securities and Exchange Commission Rule 15c3-3 under Subparagraph (k)(2)(ii) - the Company does not receive or carry securities accounts for its customers or perform custodial functions relating to customer securities.

Exemption Under Section (k)(2)(ii) has been Claimed

The Company has complied with the exemptive provisions of the Securities and Exchange Commission Rule 15c3-3 under Subparagraph (k)(2)(ii) - the Company does not receive or carry securities accounts for its customers or perform custodial functions relating to customer securities.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
125 High Street
Boston, MA 02110
Telephone (617) 530 5000
Facsimile (617) 530 5001

Report of Independent Auditors
on Internal Control Required by SEC Rule 17a-5

To the Board of Directors and Stockholder of
Computershare Securities Corporation:

In planning and performing our audits of the financial statements of Computershare Securities Corporation (the "Company") as of and for the year ended June 30, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. The quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and

PRICEWATERHOUSECOOPERS

recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned function, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

August 19, 2009

Computershare Securities Corporation

Financial Statements and Supplemental Information
Pursuant to Rule 17a-5 of Securities Exchange Act of 1934
June 30, 2009

Computershare Securities Corporation
Index
June 30, 2009